UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Virtus Investment Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92828Q109
(CUSIP Number)
Bank of Montreal
Colleen Hennessy
111 W. Monroe Street
Chicago, IL 60603
Tel. No.: (312) 461-7745
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92828Q109

1	NAMES OF REPORTING PERSONS. Bank of Montreal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,727,746**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34***

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,727,746**

WITH	10	SHARED DISPOSITIVE POWER

34***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,727,780****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC,BK
* The source of funds for acquiring the shares of Series B Preferred Stock (as defined below) was the working capital of Harris Bankcorp, Inc. (“Harris”), a wholly-owned subsidiary of Harris Financial Corp. (“HFC”), which is a wholly-owned subsidiary of Bank of Montreal (“BMO”, and together with Harris and HFC, the “Reporting Persons”). 378,446 shares of Common Stock (as defined below) owned by the Reporting Persons were acquired by converting 9,783 shares of Series B Preferred Stock into Common Stock on August 5, 2010.
** The Reporting Persons are the beneficial owners of 378,446 shares of Common Stock. The Reporting Persons are also the beneficial owners of 35,217 shares of Series B Voting Convertible Preferred Stock (the “Series B Preferred Stock”) of Virtus Investment Partners, Inc. (the “Issuer”). As of the date of this Amendment to Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of common stock of the Issuer (the “Common Stock), and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Series A Non-Voting Convertible Preferred Stock and the Series B Preferred Stock (the “Certificate of Designations”). In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Series B Preferred Stock, based upon the 7,571,746 shares of Common Stock outstanding as of August 19, 2010 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 22.8% of the outstanding shares of Common Stock.
*** 34 shares of Common Stock (the “Trust Shares”) are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and Harris N.A., which is a wholly-owned subsidiary of Harris.
**** This number does not include 2,684 shares of Common Stock held by sub-advisors of Harris myCFO Investment Advisory Services, LLC (“myCFO,” a wholly-owned subsidiary of HFC) in the name of clients of myCFO.

CUSIP No.	92828Q109

1	NAMES OF REPORTING PERSONS. Harris Financial Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,727,746**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34***

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,727,746**

WITH	10	SHARED DISPOSITIVE POWER

34***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,727,780****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
* The source of funds for acquiring the shares of Series B Preferred Stock was the working capital of Harris. 378,446 shares of Common Stock owned by the Reporting Persons were acquired by converting 9,783 shares of Series B Preferred Stock into Common Stock on August 5, 2010.
** The Reporting Persons are the beneficial owners of 378,446 shares of Common Stock. The Reporting Persons are also the beneficial owners of 35,217 shares of Series B Preferred Stock. As of the date of this Amendment to Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of Common Stock, and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the Certificate of Designations. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Series B Preferred Stock, based upon the 7,571,746 shares of Common Stock outstanding as of August 19, 2010 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 22.8% of the outstanding shares of Common Stock.
*** The Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and Harris N.A.
**** This number does not include 2,684 shares of Common Stock held by sub-advisors of myCFO in the name of clients of myCFO.

CUSIP No.	92828Q109

1	NAMES OF REPORTING PERSONS. Harris Bankcorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,727,746**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34***

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,727,746**

WITH	10	SHARED DISPOSITIVE POWER

34***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,727,780****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
* 378,446 shares of Common Stock owned by the Reporting Persons were acquired by converting 9,783 shares of Series B Preferred Stock into Common Stock on August 5, 2010.
** The Reporting Persons are the beneficial owners of 378,446 shares of Common Stock. The Reporting Persons are also the beneficial owners of 35,217 shares of Series B Preferred Stock. As of the date of this Amendment to Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of Common Stock, and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the Certificate of Designations. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Series B Preferred Stock, based upon the 7,571,746 shares of Common Stock outstanding as of August 19, 2010 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 22.8% of the outstanding shares of Common Stock.
*** The Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and Harris N.A.
**** This number does not include 2,684 shares of Common Stock held by sub-advisors of myCFO in the name of clients of myCFO.

     Introductory Statement
     This Amendment to Schedule 13D (this “Amendment”) is being filed to amend certain information provided in the Schedule 13D (the “Original Filing”) filed by the Reporting Persons on January 12, 2009 as a result of the conversion of 9,783 shares of Series B Preferred Stock into 378,446 shares of Common Stock on August 5, 2010. Any capitalized term used in this Amendment but not defined herein shall have the meaning given to such term in the Original Filing. This Amendment supplements or amends certain items in the Original Filing as indicated below. Unless otherwise specified below, the information in the Original Filing remains unchanged.
     Item 1. Security and Issuer
     There are no changes to Item 1 of the Original Filing.
     Item 2. Identity and Background
     This Amendment amends the Original Filing to provide a new Schedule A listing the name, residence or business address, position, present principal occupation or employment, the name and, if other than any Reporting Person, the principal business and address of any corporation or organization in which such employment is conducted and citizenship of each director and executive officer of each Reporting Person.
     In addition, the final two paragraphs of Item 2 in the Original Filing are deleted in their entirety and replaced with the following:
     During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Original Filing is hereby amended and restated in its entirety as follows:
     Of the shares reported hereby as beneficially owned by the Reporting Persons, 34 shares of Common Stock (the “Trust Shares”) are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and Harris N.A. The Trust Shares were received by the Reporting Persons or their subsidiaries through pro rata distribution of the Common Stock as part of the spin-off of the Issuer from The Phoenix Companies, Inc. on December 31, 2008. No consideration was paid by the Reporting Persons or their subsidiaries in receipt of the Trust Shares.
     On October 30, 2008, Harris entered into an Investment and Contribution Agreement (the “Investment Agreement”), by and among Harris, Phoenix Investment Management Company, the Issuer and The Phoenix Companies, Inc. Pursuant to the Investment Agreement, Harris agreed to purchase certain securities of the Issuer in a two step transaction as follows: (i) 9,783 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $1 at the first closing (which occurred on October 31, 2008), and (ii) 35,217 shares of the Series B Voting Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), for an aggregate purchase price of $35 million at the second closing (which occurred on December 31, 2008). In accordance with the Investment Agreement, at the second closing, Harris also exchanged all of the shares of Series A Preferred Stock it acquired at the first closing for the same number of shares of the Series B Preferred Stock. After giving effect to the purchase at the second closing and the exchange, the Reporting Persons beneficially own in the aggregate 45,000 shares of Series B Preferred Stock. The source of the consideration paid to acquire the Series A Preferred Stock on October 31, 2008 and the Series B Preferred Stock on December 31, 2008 was working capital of Harris.
     On August 5, 2010, Harris exercised its right to convert 9,783 shares of Series B Preferred Stock into 378,446 shares of Common Stock (the “Conversion”). After giving effect to the Conversion, the Reporting Persons own in the aggregate 35,217 shares of Series B Preferred Stock and 378,480 shares of Common Stock (including the Trust Shares). No consideration was paid by the Reporting Persons or their subsidiaries in connection with the Conversion.

     Item 4. Purpose of Transaction
     Pursuant to the terms of the Investment Agreement, Harris had a Put Right and the Issuer had a Call Option pertaining to the 9,783 shares of Series B Preferred Stock that Harris received at the second closing in exchange for the 9,783 shares of Series A Preferred Stock Harris received at the first closing. On August 2, 2010, the Issuer notified Harris of its intention to exercise the Call Option with respect to the 9,783 shares of Series B Preferred Stock. Prior to the proposed settlement date for the Issuer’s exercise of the Call Option, Harris completed the Conversion, converting the 9,783 shares of Series B Preferred Stock into Common Stock and extinguishing both the Put Right and the Call Option in accordance with the terms of the Investment Agreement. Because the Put Right and the Call Option were extinguished by the Conversion, Item 4 of the Original Filing is hereby amended by deleting the subsection titled “The Put Right and the Call Option” in its entirety.
     Furthermore, Item 4 of the Original Filing is hereby supplemented with the following information:
     As of the date of this Amendment, except as set forth below or in the Original Filing, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has any current plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     The 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons after the Conversion, if converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Preferred Stock, will result in the Reporting Persons beneficially owning, in the aggregate, 1,349,300 shares of Common Stock (in addition to the Trust Shares and the shares acquired through the Conversion). The Reporting Persons currently intend to hold their beneficially owned shares of Common Stock and Series B Preferred Stock, and any additional shares of Common Stock to be issued upon conversion of any shares of the Series B Preferred Stock, for investment purposes only.
     The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Stock, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, and subject to the provisions of the Investment Agreement, the Reporting Persons may at any time or from time to time determine to acquire additional Common Stock, or Preferred Stock or other securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock, or dispose of Common Stock, Preferred Stock or other securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. The Reporting Persons intend to monitor closely their investment in the Issuer. The Reporting Persons and their representatives and advisers intend to discuss from time to time with members of the Board of Directors and management of the Issuer the performance of the Issuer, personnel matters, strategic or extraordinary transactions and similar matters, in each case subject to Harris’s rights and obligations under the Investment Agreement. The Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. Based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate. In addition, the Reporting Persons or their subsidiaries may from time to time purchase and sell equity securities of the Issuer in a fiduciary or similar capacity for the account of third parties.
     Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Amendment, the Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and Harris N.A.
     As of the date of this Amendment, the Reporting Persons beneficially own 378,446 shares of Common Stock acquired as a result of the Conversion.

     As of the date of this Amendment, the Reporting Persons beneficially own, in the aggregate, 35,217 shares of Series B Preferred Stock for their own account. As of the date of this Amendment, each share of Series B Preferred Stock is convertible into 38.3139 shares of Common Stock, and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Series B Preferred Stock (the “Certificate of Designations”). In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per one share of Series B Preferred Stock, based upon the 7,571,746 shares of Common Stock of the Issuer outstanding as of August 19, 2010 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 22.8% of the outstanding shares of Common Stock.
     Harris may convert the shares of Series B Preferred Stock at any time. Upon the delivery to the Issuer of a written consent or consents by holders of a majority in liquidation preference of the then outstanding shares of Series B Preferred Stock approving a mandatory conversion of the Series B Preferred Stock, all of the shares of the Series B Preferred Stock then outstanding will be automatically converted into shares of Common Stock. Under certain circumstances, no holder of Series B Preferred Stock will be entitled to receive shares of Common Stock upon their conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner of more than 24.9% of the shares of Common Stock outstanding and such receipt would result in the assignment of the investment advisory contracts to which the Issuer or any of its subsidiaries that is a registered investment adviser is a party. In addition, if for twenty trading days in any thirty consecutive trading day period the aggregate closing price of the Common Stock exceeds 175% of the then applicable conversion price of the Series B Preferred Stock, the Issuer may elect to cause each share of the Series B Preferred Stock held by a holder of the Series B Preferred Stock to be converted into shares of Common Stock, unless such holder of the Series B Preferred Stock elects instead to forfeit thereafter its right to receive dividends paid on outstanding shares of Common Stock based on the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted.
     At any time after the six-year anniversary of the date of the first closing, all (but not less than all) of the outstanding shares of Series B Preferred Stock will be redeemed at a price per share equal to the liquidation preference of the Series B Preferred Stock thereof plus interest thereon, from the last dividend payment date to the effective date of such redemption, at a rate of LIBOR plus 3 percent per annum pursuant to written notice delivered to the holders of Series B Preferred Stock by the Issuer, in its sole discretion. In addition, at any time and from time to time no earlier than the seven-year anniversary of the date of the first closing, shares of Series B Preferred Stock will be redeemed by the Issuer, at the option of the holder, at a price per share equal to the liquidation preference of the Series B Preferred Stock plus interest from the last dividend payment date to the effective date of such redemption, at a rate of LIBOR plus 3 percent per annum after receipt by the Issuer from any holder of Series B Preferred Stock of written notice requesting redemption of all or any portion of the outstanding shares of Series B Preferred Stock held by such holder.
     The terms of the Series B Preferred Stock are provided in the Certificate of Designations, which was filed as Exhibit 4.02 to the Original Filing and is hereby incorporated by reference herein.
     (b) The Reporting Persons and Harris N.A. have shared power to vote and to dispose of the 34 Trust Shares. The Reporting Persons have the sole power to vote and to dispose of the 378,446 shares of Common Stock acquired as a result of the Conversion. The Reporting Persons have the sole power to vote and to dispose of the 35,217 shares of Series B Preferred Stock and would have sole power to vote and to dispose of the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock.
     (c) As described above, in accordance with the terms of the Certificate of Designations, Harris exercised its option to convert 9,783 shares of Series B Preferred Stock into 378,446 shares of Common Stock on August 5, 2010.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no changes to Item 6 of the Original Filing.

     Item 7. Material to be Filed as Exhibits
     There are no additional exhibits being filed with this Amendment.

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
BANK OF MONTREAL
(as of August 1, 2010)
The name, address, position, present principal occupation or employment of each of the directors and executive officers of Bank of Montreal (“BMO”) are set forth below.

Position/Principal
Name	Address	Occupation/Employment	Citizenship

Robert Murray Astley	574 Strathmere Court Waterloo, Ontario, Canada N2T 2K2	Director of BMO; Corporate Director	Canadian

David Ross Beatty	c/o Beatinvest Limited 98 Teddington Park Toronto, Ontario, Canada M4N 2C8	Director of BMO; Chairman and Chief Executive Officer of Beatinvest Limited, an investment services company	Canadian

Robert Chevrier	c/o Société de gestion Roche Inc. 200, Avenue des Sommets, Apt 2001 Ile des Soeurs, Verdun, Quebec, Canada H3E 2B4	Director of BMO; President of Société de gestion Roche Inc., a management and investment company	Canadian

George A. Cope	c/o Bell Canada 483 Bay Street, 9th Floor South Tower Toronto, Ontario, Canada M5G 2C9	Director of BMO; President and Chief Executive Officer of BCE Inc. and Bell Canada, each a telecommunications company	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director, President and Chief Executive Officer of BMO; Director and Vice Chairman of the Board of Directors of Harris Financial Corp.	American and Canadian

Christine A. Edwards	35 W. Wacker Drive Chicago, IL 60601	Director of BMO; Partner, Winston & Strawn LLP, a law firm	American

Ronald Farmer	c/o Mosaic Capital Partners 65 Front St. E Suite 200 Toronto, Ontario, Canada M5E 1B5	Director of BMO; Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies	Canadian

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of BMO; Director of Harris Financial Corp.	Canadian

Harold N. Kvisle	c/o TransCanada Corporation 450 — 1st St. SW Calgary, Alberta, Canada T2P 5H1	Director of BMO; Former President and Chief Executive Officer of TransCanada Corporation, a North American energy company focused on natural gas transmission and power generation	Canadian

Position/Principal
Name	Address	Occupation/Employment	Citizenship

Bruce H. Mitchell	c/o Permian Industries Limited First Canada Place, Suite 5330, Box 183 Toronto, Ontario, Canada M5X 1A6	Director of BMO; President and Chief Executive Officer of Permian Industries Limited, a management and holding company with interests in the North American food processing and technology industries	Canadian

Philip S. Orsino	61 Yorkville Avenue Suite 1001 Toronto, Ontario, Canada M5R 1B7	Director of BMO; Corporate Director	Canadian

Martha C. Piper	6028 Chancellor Boulevard Vancouver, British Columbia, Canada V6T 1E7	Director of BMO; Corporate Director	American and Canadian

Robert Prichard	c/o Metrolinx 20 Bay Street Suite 901 Toronto, Ontario, Canada M5J 2N8	Director of BMO; President and Chief Executive Officer of Metrolinx	British and Canadian

Jeremy H. Reitman	c/o Reitmans (Canada) Limited 250 Sauvé Street West Montreal, Quebec, Canada H3L 1Z2	Director of BMO; President of Reitmans (Canada) Limited, a retailer of apparel and accessories for women and men	Canadian

Guylaine Saucier	1000 rue de la Gauchetiere Ouest #2500 Montreal, Quebec, Canada H3B 0A2	Director of BMO; Corporate Director	Canadian

Nancy Christine Southern	c/o ATCO Ltd and Canadian Utilities Limited 909-11th Avenue SW Suite 1600 Calgary, Alberta, Canada T2R 1N6	Director of BMO; President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited, which are part of the ATCO Group; ATCO Group is a holding company, with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies	Canadian

Don M. Wilson III	543 North Street Greenwich, Connecticut 06830	Director of BMO; Corporate Director	American

Jean-Michel Ares	100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, Technology and Operations	Canadian

Ellen Costello	c/o Harris Bank 111 W. Monroe Street, Floor 2W Chicago, IL 60603	President and Chief Executive Officer of Harris Financial Corp.	American

Simon Fish	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President and General Counsel of BMO Financial Group	British

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President and Chief Risk Officer of BMO Financial Group; Director of Harris Financial Corp.	Canadian

Position/Principal
Name	Address	Occupation/Employment	Citizenship

Thomas Voysey Milroy	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 4th Floor Toronto, Ontario, Canada M5X 1A1	Chief Executive Officer of BMO Capital Markets, BMO Financial Group	Canadian

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 49th Floor Toronto, Ontario, Canada M5X 1A1	President and Chief Executive Officer of Private Client Group of BMO	Canadian

Rose M. Patten	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 68th Floor Toronto, Ontario, Canada M5X 1A1	Senior Executive Vice President, Head of Human Resources and Senior Leadership Advisor of BMO Financial Group	Canadian

Russel C. Robertson	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Financial Officer of BMO Financial Group	Canadian

Franklin J. Techar	c/o Bank of Montreal 55 Bloor Street West, 16th floor Toronto, Ontario, Canada M4W 3N5	President and Chief Executive Officer, Personal and Commercial Banking Canada of BMO Financial Group	American

DIRECTORS AND EXECUTIVE OFFICERS OF
HARRIS FINANCIAL CORP.
(as of June 30, 2010)
The name, address, position, present principal occupation or employment of each of the directors and executive officers of Harris Financial Corp. (“HFC”) are set forth below.

Position/Principal
Name	Address	Occupation/Employment	Citizenship

Stephen E. Bachand	325 Ponte Vedra Blvd. Ponte Vedra Beach, FL 32082	Director of HFC; Director of Bank of Montreal; Corporate Director	American

Pastora San Juan Cafferty	c/o University of Chicago School of Social Service Administration 969 East 60th Street Chicago, IL 60637	Director of HFC; Professor Emerita of University of Chicago	American

Frank M. Clark	c/o Commonwealth Edison 440 South LaSalle Street, 33rd Floor Chicago, IL 60605	Director of HFC; Chairman and Chief Executive Officer of Commonwealth Edison, a utilities company	American

Susan T. Congalton	c/o California Amforge Corporation 1520 Kensington Rd, Suite 112 Oak Brook, IL 60523	Director of HFC; Chairman and Chief Executive Officer of California Amforge Corporation, a forgings production company	American

Ellen Costello	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	President and Chief Executive Officer of HFC; Chair of the Board of Directors of Harris Bankcorp, Inc. and Chief Executive Officer of Harris Bankcorp, Inc.; Executive Officer, Personal and Commercial Banking US of Bank of Montreal	American

Arnold Donald	7 Huntleigh Woods St. Louis, MO 63131	Private investor and small business owner, formerly President and Chief Executive Officer of the Juvenile Diabetes Research Foundation International	American

William A. Downe	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director and Vice Chairman of the Board of Directors of HFC; Director, President and Chief Executive Officer of Bank of Montreal	American and Canadian

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of HFC; Executive Vice President and Chief Risk Officer of BMO Financial Group	Canadian

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of HFC; Director and Chairman of the Board of Directors of Bank of Montreal	Canadian

Leo M. Henikoff	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Chairman of the Board of Directors of HFC	American

Position/Principal
Name	Address	Occupation/Employment	Citizenship

Jerome A. Peribere	c/o Dow AgroSciences 210 W. Washington Square Philadelphia, PA 19106	Director of HFC; President and Chief Executive Officer of Dow AgroSciences, an agricultural company	French

John Rau	c/o Miami Corporation 410 North Michigan Avenue, Suite 590 Chicago, IL 60611	Director of HFC; President and Chief Executive Officer of Miami Corporation, a distributor of automotive and marine interior and exterior trim products	American

Russel Robertson	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of HFC; Chief Financial Officer of Bank of Montreal	Canadian

Michael J. Van Handel	c/o Manpower Inc. 100 Manpower Place Milwaukee, WI 53212	Director of HFC; Executive Vice President and Chief Financial Officer of Manpower Inc., an employment service provider	American

Peter B. McNitt	c/o Harris Bank, 111 W. Monroe Street Chicago, IL 60603	Director and Vice Chair of the Board of Directors of HFC and Harris Bankcorp, Inc.; Head of Business Banking of HFC and Harris Bankcorp, Inc.	American

Christopher J. McComish	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Head of Retail of HFC and Harris Bankcorp, Inc.	American

Terry Bulger	c/o Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, US Risk Management and Chief Risk Officer of HFC and Harris Bankcorp, Inc.	American

David R. Casper	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Head of Commercial Banking of HFC and Harris Bankcorp, Inc.; Director of Harris Bankcorp, Inc.	American

Emilia DiMenco	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.	American

Terry Jenkins	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, President and Chief Executive Officer of Private Banking of HFC and Harris Bankcorp, Inc.; Director of Harris Bankcorp, Inc.	Canadian

Michael W. Lewis	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.	American

Cecily Mistarz	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.	American

Position/Principal
Name	Address	Occupation/Employment	Citizenship

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Executive Vice President of HFC and Harris Bankcorp, Inc.; President and Chief Executive Officer of Private Client Group Bank of Montreal	Canadian

Deirdre C. Drake	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Human Resources of HFC and Harris Bankcorp, Inc.	American

Pamela C. Piarowski	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Financial Officer, Treasurer of HFC and Harris Bankcorp, Inc.; Director of Harris Bankcorp, Inc.	American

Michael R. Oberholtzer	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Information Technology of HFC and Harris Bankcorp, Inc.	American

Justine Fedak	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Head of Marketing and Customer Strategies of HFC and Harris Bankcorp, Inc.	Canadian

Julia Fredricks	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Chief Compliance Officer of HFC and Harris Bankcorp, Inc.	American

Gail S. Palac	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Auditor of US Operations of HFC and Harris Bankcorp, Inc.	American

Craig T. Ingram	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Business Continuity Planning of HFC and Harris Bankcorp, Inc.	American

Judith Rice	c/o Harris Bank 111 W. Monroe St. Chicago, IL 60603	Senior Vice President, Community Affairs and Economic Development of HFC and Harris Bankcorp, Inc.	American

DIRECTORS AND EXECUTIVE OFFICERS OF
HARRIS BANKCORP, INC.
(as of June 30, 2010)
The name, address, position, present principal occupation or employment of each of the directors and executive officers of Harris Bankcorp, Inc. (“Harris”) are set forth below.

Position/Principal
Name	Address	Occupation/Employment	Citizenship
Terry Bulger	c/o Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, US Risk Management and Chief Risk Officer of Harris and Harris Financial Corp.	American

David R. Casper	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of Harris; Executive Vice President, Head of Commercial Banking of Harris and Harris Financial Corp.	American

Ellen Costello	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director, Chair and Chief Executive Officer of Harris; President and Chief Executive Officer of Harris Financial Corp.; Executive Officer, Personal and Commercial Banking US of Bank of Montreal	American

Terry Jenkins	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of Harris; Executive Vice President, President and Chief Executive Officer of Private Banking of Harris and Harris Financial Corp.	Canadian

Peter B. McNitt	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Vice Chair of the Board of Directors of Harris and Harris Financial Corp.; Head of Business Banking of Harris and Harris Financial Corp.	American

Christopher J. McComish	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Head of Retail of Harris and Harris Financial Corp.	American

Emilia DiMenco	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.	American

Michael W. Lewis	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.	American

Cecily Mistarz	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.	American

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Executive Vice President of Harris and Harris Financial Corp.; President and Chief Executive Officer of Private Client Group of Bank of Montreal	Canadian

Deirdre C. Drake	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Human Resources of Harris and Harris Financial Corp.	American

Position/Principal
Name	Address	Occupation/Employment	Citizenship
Pamela C. Piarowski	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of Harris; Senior Vice President, Chief Financial Officer, Treasurer of Harris and Harris Financial Corp.	American

Michael R. Oberholtzer	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Information Technology of Harris and Harris Financial Corp.	American

Justine Fedak	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Head of Marketing and Customer Strategies of Harris and Harris Financial Corp.	Canadian

Julia Fredricks	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, U.S. Chief Compliance Officer of Harris and Harris Financial Corp.	American

Gail S. Palac	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Auditor of US Operations of Harris and Harris Financial Corp.	American

Craig T. Ingram	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Business Continuity Planning of Harris and Harris Financial Corp.	American

Judith Rice	c/o Harris Bank 111 W. Monroe St. Chicago, IL 60603	Senior Vice President, Community Affairs and Economic Development of Harris and Harris Financial Corp.	American

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 19, 2010

Bank of Montreal
/s/ Blair Morrison
Signature
Blair Morrison Senior Vice President, Deputy General Counsel, Corporate Affairs and Corporate Secretary
(Name/Title)

/s/ Karen Eastburn
Signature
Karen Eastburn Assistant Corporate Secretary
(Name/Title)

Harris Financial Corp.
/s/ Pamela C. Piarowski
Signature
Pamela C. Piarowski Senior Vice President
(Name/Title)

Harris Bankcorp, Inc.
/s/ Pamela C. Piarowski
Signature
Pamela C. Piarowski Senior Vice President
(Name/Title)